Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

August 29, 2013

VIA EDGAR

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 105 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-57793 and 811-08839)

Ladies and Gentlemen:

On behalf of our client, SPDR® Series Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 105 (“PEA No. 105”) to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No. 105 is to make certain material changes with respect to the SPDR Russell 3000 ETF (formerly, SPDR Dow Jones Total Market ETF), SPDR Russell 1000 ETF (formerly, SPDR Dow Jones Large Cap ETF), and SPDR Russell Small Cap Completeness ETF (formerly, SPDR Dow Jones Mid Cap ETF). The Trust will be filing a post-effective amendment pursuant to Rule 485(b) on or about October 28, 2013 to update the financial information, finalize all disclosure, and file certain exhibits to the Registration Statement.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik